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                              July 12, 2021

       Mark Gerhard
       Chief Executive Officer
       Ascendant Digital Acquisition Corp. III
       667 Madison Avenue
       5th Floor
       New York, NY 10065

                                                        Re: Ascendant Digital
Acquisition Corp. III
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 25, 2021
                                                            File No. 333-255349

       Dear Mr. Gerhard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Founder shares conversion and anti-dilution rights, page 23

   1. We note that the disclosure in this section differs from disclosure elsewhere in the prospectus regarding
the conversion percentage. In this regard, please refer to the last risk factor on page 55.
Specifically, the sections reference different conversion percentages of
                                                        "20%" versus "25%."
Please reconcile the disclosures and prospectus throughout as applicable.
       Exhibit 5.1

   2. It appears that the assumptions in the sixth paragraph should not apply to the company.
                                                        Please revise. Refer to
Section II.B.3.a of Staff Legal Bulletin No. 19.
 Mark Gerhard
Ascendant Digital Acquisition Corp. III
July 12, 2021
Page 2

       You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameMark Gerhard                            Sincerely,
Comapany NameAscendant Digital Acquisition Corp. III
                                                          Division of
Corporation Finance
July 12, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName